By Edgar "CORRESP"

BY FACSIMILE -- 202- 942-9544

February 11, 2005

Loryn Zerner
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:     Alliance Distributors Holding Inc.
        SB-2/A Filed December 23, 2004
        Registration Statement No. 333- 121607

Dear Ms. Zerner:

Alliance Distributors Holding Inc. hereby requests acceleration of its above-referenced registration statement on Form SB-2/A so that it may become effective at 12:00 PM EST, February 11, 2005 or as soon thereafter as is practicable.

                                            Very truly yours,

                                            Alliance Distributors Holding Inc.

                                            By: Jay Gelman
                                            Chief Executive Officer